Exhibit 99.7

NiCE’s Evidencentral Surpasses Milestone of Supporting Over
37 Million Active Criminal Cases and 240 Million Evidence Items

AI-powered criminal justice digital transformation platform addresses challenges of managing rapidly growing digital evidence

Hoboken, N.J., July 15, 2025 – NiCE (Nasdaq: NICE) announced today that its leading AI-powered criminal justice digital transformation platform, Evidencentral, which is designed for managing digital evidence, has achieved a significant milestone. It now supports over 37 million active criminal cases and manages more than 240 million digital evidence items. This highlights the platform's widespread use by public safety and criminal justice agencies worldwide.

The rapid adoption of technology in the criminal justice system is leading to significant growth in the amount of digital evidence available. It's estimated that ninety percent of criminal cases now depend on some form of digital evidence, which comes from various sources, including body-worn, interview room, CCTV, and doorbell cameras, cell phones, and emergency dispatch systems. While digital evidence plays a crucial role in criminal justice, managing it is becoming increasingly challenging. This challenge often leads to case backlogs and delays in the justice process, with millions of cases piling up and thousands dismissed each year due to evidence-related issues.

NiCE’s cloud-based Evidencentral platform helps everyone involved in the criminal justice process – law enforcement agencies, prosecutors, public defenders, courts and correctional institutions – work better together to achieve timelier justice, by radically transforming the way digital evidence is collected, analyzed, managed, stored and shared.

Chris Wooten, Executive Vice President, NiCE, commented, “With our best-in-class Evidencentral solution currently being used by criminal justice agencies around the world to manage close to a quarter-billion evidence items, NiCE is leading the way in criminal justice digital transformation. Our platform leverages AI, analytics and workflow automation to help everyone involved in the criminal justice process get a complete view of the truth, while also working smarter and more efficiently.”

Evidencentral accomplishes this by:

Automating evidence intake: Evidencentral eliminates the time-consuming and resource-intensive tasks of tracking down and manually downloading, copying and re-uploading digital evidence. Automated evidence intake ensures everyone gets timely access to the evidence they need, sooner, and all in one place.

Providing a comprehensive view of evidence across cases: With digital evidence indexed, searchable and stored in the cloud, Evidencentral can intelligently connect evidence across old and new cases and even make suggestions to bolster current investigations and reduce cold case backlogs.

Empowering investigators and attorneys with built-in tools that save time, streamline trial preparation, and expedite the movement of cases through the justice system. This includes the ability to annotate evidence, create video and audio clips, and accurately transcribe and translate audio and video.

Contextualizing digital evidence on timelines and maps: Attorneys and investigators are no longer limited by fragmented evidence sources and can easily compile, view and replay videos from different camera sources, assembled in chronological order, or view where evidence originated on maps. This can also be replicated for juries in the courtroom.

Automating evidence sharing: Evidencentral offers a quick, secure, fully digital and traceable method for sharing digital evidence. This streamlines discovery, enhances collaboration, ensures evidence admissibility and promotes faster case resolution.

To learn more about NiCE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NiCE website by clicking here.
•	Email PSInfo@NICE.com for more information.

NiCE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NiCE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NiCE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NiCE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.